August 13, 2010
Jennifer O’Brien
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Re:	Denbury Resources Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 File No. 001-12935
Dear Ms. O’Brien:
     On behalf of Denbury Resources Inc. (the “Company”), this letter provides supplemental information requested by the Staff of the Commission during our July 19, 2010 phone conversation regarding our response on June 22, 2010 to Comment No. 1 contained in the Staff’s comment letter dated June 2, 2010 regarding the above-referenced filing.
     In our phone conversation with Mark Shannon, Brad Skinner, Jennifer O’Brien and Leslie Overton on July 19, 2010, the Company was requested to supplementally provide:
1) exploration costs associated with our CO2 properties for 2009, 2008 and 2007; and
2) the net book value of our CO2 properties and CO2 pipelines included in our recent ceiling test as a reduction to estimated future net revenues.
     The requested information follows:
CO2 Exploration Costs
     In the aggregate, the Company incurred geological, geophysical and exploratory drilling costs in the amounts shown below during 2009, 2008 and 2007 (amounts in millions):

For the year ended	Geological and	Exploratory
December 31,	geophysical	drilling	Total
2009	$1	$1	$2
2008	8	22	30
2007	1	12	13

     During the year ended December 31, 2008, our exploratory drilling costs included approximately $10 million spent on an unsuccessful exploratory well at our Jackson Dome field.
Impairment Test
     As of June 30, 2010, we estimated that approximately 33% of our proved CO2 reserves were required to produce our proved tertiary oil reserves. This estimation of CO2 utilization is consistent with the estimate of CO2 quantities used to prepare our proved tertiary reserve estimates. The remaining 67% of proved CO2 reserves will be used to produce our unproved tertiary oil reserves or sold to third-party industrial users. As such, we included 33% ($141 million) of the net book value of our proved CO2 properties in the June 30, 2010 ceiling test as a reduction to estimated future net revenues.
     The net book value of our CO2 pipelines includes pipelines (a) under construction, (b) in-service to fields where CO2 injection has begun but where tertiary oil reserves are not yet classified as proved and (c) in-service to fields with proved tertiary reserves. We include the net book value of our CO2 pipelines in-service to fields with proved tertiary reserves in our ceiling test as a reduction to future net revenues. At June 30, 2010, approximately $363 million or 31% of the total net book value of our CO2 pipelines, including those under construction or in-service to fields with no proved tertiary reserves, was included in our ceiling test calculation as a reduction to estimated future net revenues.
     During the year ended December 31, 2009, we used approximately 87% of our total CO2 produced to service our tertiary oil fields and sold the remaining 13% to industrial users.
     Thank you for your time and consideration of this matter. If you have any questions or concerns about this response, please contact the undersigned at 972-673-2007, or by fax at 972-673-2150.

Sincerely,
/s/ Mark C. Allen
Mark C. Allen
Sr. Vice President and Chief Financial Officer